UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549
                                SCHEDULE 13D

                 UNDER THE SECURITIES EXCHANGE ACT OF 1934

                             (Amendment No. 3)


                           Congoleum Corporation
   ---------------------------------------------------------------------
                              (Name of Issuer)


               Class A Common Stock, par value $.01 per share
   ---------------------------------------------------------------------
                       (Title of Class of Securities)


                                207195 10 8
   ---------------------------------------------------------------------
                               (CUSIP Number)


                          Henry W. Winkleman, Esq.
                         c/o American Biltrite Inc.
                              57 River Street
                    Wellesley Hills, Massachusetts 02481
                               (781) 237-6655
   ---------------------------------------------------------------------
          (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                              With a copy to:

                           Louis A. Goodman, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                             One Beacon Street
                        Boston, Massachusetts 02108
                               (617) 573-4800

                             December 19, 2000
   ---------------------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.



CUSIP No.  207195 10 8
------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       American Biltrite Inc.
       I.R.S. Identification No. 04-1701350
------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)|_|
                                                                    (b)|X|
------------------------------------------------------------------------------
  3    SEC USE ONLY
------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*
       WC (See Item 3)
------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e)                                            |_|
------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
------------------------------------------------------------------------------
     NUMBER OF           7   SOLE VOTING POWER   (See Item 5)
      SHARES                      0
   BENEFICIALLY        -------------------------------------------------------
     OWNED BY            8   SHARED VOTING POWER  (See Item 5)
       EACH                        4,546,705
     REPORTING         -------------------------------------------------------
      PERSON             9   SOLE DISPOSITIVE POWER  (See Item 5)
       WITH                        0
                       -------------------------------------------------------
                        10   SHARED DISPOSITIVE POWER  (See Item 5)
                                   4,546,705
------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       (See Item 5)
              4,546,705
------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
       (See Item 5)               |_|
------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
              56.5 %
------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
              CO
------------------------------------------------------------------------------
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!



CUSIP No.  207195 10 8
------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Natalie S. Marcus
------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*            (a)|_|
                                                                    (b)|X|
------------------------------------------------------------------------------
  3    SEC USE ONLY
------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*
       OO (See Item 3)
------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e)                                      |_|
------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION
            United States

     NUMBER OF         7    SOLE VOTING POWER   (See Item 5)
      SHARES                     0
   BENEFICIALLY        -------------------------------------------------------
     OWNED BY          8    SHARED VOTING POWER  (See Item 5)
       EACH                      4,546,705
     REPORTING         -------------------------------------------------------
      PERSON           9    SOLE DISPOSITIVE POWER  (See Item 5)
       WITH                      0
                       -------------------------------------------------------
                      10    SHARED DISPOSITIVE POWER  (See Item 5)
                                 4,546,705
------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       (See Item 5)
            4,546,705
------------------------------------------------------------------------------
  12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES* (See Item 5)|X|
------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                 56.5 %
------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
                 IN
------------------------------------------------------------------------------
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!



CUSIP No.  207195 10 8
------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Richard G. Marcus
------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*        (a)|_|
                                                                (b)|X|
------------------------------------------------------------------------------
  3    SEC USE ONLY
------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*
       OO (See Item 3)
------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e)                           |X|
------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
------------------------------------------------------------------------------
     NUMBER OF         7    SOLE VOTING POWER   (See Item 5)
      SHARES                     170,000
   BENEFICIALLY        -------------------------------------------------------
     OWNED BY          8    SHARED VOTING POWER  (See Item 5)
       EACH                      4,546,705
     REPORTING         -------------------------------------------------------
      PERSON           9    SOLE DISPOSITIVE POWER  (See Item 5)
       WITH                      170,000
                       -------------------------------------------------------
                      10    SHARED DISPOSITIVE POWER  (See Item 5)
                                 4,546,705
------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       (See Item 5)
           4,716,705
------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
       (See Item 5)                                                 |X|
------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                 57.4 %
------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
                 IN
------------------------------------------------------------------------------
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!



CUSIP No.  207195 10 8
------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Roger S. Marcus
------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a)|_|
                                                                   (b)|X|
------------------------------------------------------------------------------
  3    SEC USE ONLY
------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*
       OO (See Item 3)
------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                               |_|
------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
------------------------------------------------------------------------------
     NUMBER OF         7    SOLE VOTING POWER   (See Item 5)
      SHARES                     170,000
   BENEFICIALLY        -------------------------------------------------------
     OWNED BY          8    SHARED VOTING POWER  (See Item 5)
       EACH                      4,546,705
     REPORTING         -------------------------------------------------------
      PERSON           9    SOLE DISPOSITIVE POWER  (See Item 5)
       WITH                      170,000
                       -------------------------------------------------------
                      10    SHARED DISPOSITIVE POWER  (See Item 5)
                                 4,546,705
------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       (See Item 5)
               4,716,705
------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
       (See Item 5)                                      |X|
------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
               57.4 %
------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
               IN
------------------------------------------------------------------------------
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!




CUSIP No.  207195 10 8
------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       William M. Marcus
------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)|_|
                                                                     (b)|X|
------------------------------------------------------------------------------
  3    SEC USE ONLY
------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*
       OO (See Item 3)
------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEMS 2(d) or 2(e)                                       |_|
------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
------------------------------------------------------------------------------
     NUMBER OF         7    SOLE VOTING POWER   (See Item 5)
      SHARES                     1,000
   BENEFICIALLY        -------------------------------------------------------
     OWNED BY          8    SHARED VOTING POWER  (See Item 5)
       EACH                      4,546,705
     REPORTING         -------------------------------------------------------
      PERSON           9    SOLE DISPOSITIVE POWER  (See Item 5)
       WITH                      1,000
                       -------------------------------------------------------
                       10   SHARED DISPOSITIVE POWER  (See Item 5)
                                 4,546,705
------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       (See Item 5)
                   4,547,705
------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
       (See Item 5)                                                   |X|
------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                56.5 %
------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
                 IN
------------------------------------------------------------------------------
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!



CUSIP No.  207195 10 8
------------------------------------------------------------------------------
  1    NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

       Cynthia S. Marcus
------------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*              (a)|_|
                                                                      (b)|X|
------------------------------------------------------------------------------
  3    SEC USE ONLY
------------------------------------------------------------------------------
  4    SOURCE OF FUNDS*
       OO (See Item 3)
------------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e)                                  |_|
------------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION
            United States
------------------------------------------------------------------------------
     NUMBER OF         7    SOLE VOTING POWER   (See Item 5)
      SHARES                     0
   BENEFICIALLY        -------------------------------------------------------
     OWNED BY          8    SHARED VOTING POWER  (See Item 5)
       EACH                      4,546,705
     REPORTING         -------------------------------------------------------
      PERSON           9    SOLE DISPOSITIVE POWER  (See Item 5)
       WITH                      0
                       -------------------------------------------------------
                      10    SHARED DISPOSITIVE POWER  (See Item 5)
                                 4,546,705
------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
       (See Item 5)
           4,546,705
------------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW 11 EXCLUDES CERTAIN SHARES*
       (See Item 5)                                   |X|
------------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
                56.5 %
------------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*
                 IN
------------------------------------------------------------------------------
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!



      This Amendment No. 3 (this "Amendment No. 3") amends a joint statement on Schedule 13D, as amended (the "Statement"), filed on behalf of American Biltrite Inc., a Delaware corporation ("American Biltrite"), Natalie S. Marcus, Richard G. Marcus, Roger S. Marcus, William M. Marcus and Cynthia S. Marcus (collectively, excluding American Biltrite, the "Filing Persons"). This Amendment No. 3 is being filed to report the purchase of 107,000 shares of Class A Common Stock, par value $.01 per share (the "Class A Stock"), of Congoleum Corporation, a Delaware Corporation (the "Company") by American Biltrite, and an increase in the number of shares of Class A Stock which are purchasable upon exercise of options (the "Options") that are exercisable within 60 days of the date of this Amendment No. 3 by certain of the Filing Persons, as further described herein. The persons filing this Amendment No. 3 beneficially own shares of Class A Stock both directly and as a result of their beneficial ownership of shares of the Class B Common Stock, par value $.01 per share, of the Company (the "Class B Stock"), which shares of Class B Stock are convertible under certain circumstances into shares of Class A Stock (the "Conversion Feature"), as more fully set forth in Item 3 of the Statement as originally filed with the Securities and Exchange Commission (the "Commission"). Each holder of Class A Stock is entitled to one vote for each share thereof held by such holder, and each holder of Class B Stock is generally entitled to two votes for each share thereof held by such holder.

      Any reference herein to the beneficial ownership of shares of Class A Stock by American Biltrite shall be deemed to also constitute reference to the indirect beneficial ownership of the same shares which may be attributed to the Filing Persons, whether or not such indirect beneficial ownership is expressly referenced.

      American Biltrite claims no responsibility for the accuracy or completeness of information in this Amendment No. 3 provided by or relating to any Filing Person. None of the Filing Persons claims responsibility for the accuracy or completeness of information in this Amendment No. 3 provided by or relating to any other Filing Person or American Biltrite.


Item 1.  Security and Issuer.

      The title of the class of equity securities to which this amendment relates is the Class A Stock. The address of the Company's principal executive office is 3705 Quakerbridge Road, Mercerville, New Jersey 08619-0127.


Item 2.  Identity and Background.

      No change except that paragraph (a) is amended to read as follows:

      (a) This amendment is filed on behalf of American Biltrite and the Filing Persons.


Item 3.  Source and Amount of Funds or Other Consideration.

      On December 19, 2000, American Biltrite acquired record ownership of 107,000 shares of Class A Stock. These shares were purchased in an open market transaction for an aggregate purchase price of $265,000 (net of commissions), or $2.50 per share. The purchase price for these shares was paid by American Biltrite out of its working capital. Since the date of Amendment No. 2 to the Statement (dated February 17, 2000), Richard G. Marcus and Roger S. Marcus have each vested Options exercisable for 10,000 shares of Class A Stock, and William M. Marcus has vested Options exercisable for 1,000 shares of Class A Stock. The Options were granted to Richard G. Marcus, Roger S. Marcus, and William M. Marcus in their capacities as executive officers or directors of the Company.


Item 4.  Purpose of the Transaction.

      No change except for the addition of the following:

      The purchase of shares of Class A Stock described in Item 3 above was made by American Biltrite for investment purposes. Although none of them have any current plans to do so (other than as set forth or incorporated by reference in the Statement as the same has been amended, American Biltrite or the Filing Persons may acquire beneficial ownership of additional Class A Stock or dispose of some or all of the Class A Stock beneficially owned by any of them.


Item 5.  Interest in Securities of the Issuer.

      (a) As a result of its purchases of Class A Stock and the Conversion Feature, as of December 21, 2000, American Biltrite beneficially owned 4,546,705 shares of Class A Stock, representing approximately 56.5% of the total number of shares of Class A Stock outstanding as of such date (such 4,546,705 shares of Class A Stock being deemed to be outstanding for the purpose of computing such percentage, as required by Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")).

      The Filing Persons may be deemed to indirectly beneficially own the shares of Class A Stock directly beneficially owned by American Biltrite as a result of the Filing Persons' collective beneficial ownership of a 57.84% interest in the common stock, par value $.01 per share, of American Biltrite (the "American Biltrite Common Stock"), as to which they have a joint statement on Schedule 13D on file with the Commission. Reference is made to that joint statement on Schedule 13D for additional information regarding the Filing Persons' beneficial ownership of American Biltrite Common Stock. Other than as a result of their combined 57.84% interest in American Biltrite Common Stock, none of the Filing Persons except Richard
G. Marcus, Roger S. Marcus and William M. Marcus beneficially owns any shares of Class A Stock. Richard G. Marcus and Roger S. Marcus each beneficially own 170,000 shares, and William M. Marcus beneficially owns 1,000 shares, of Class A Stock which are purchasable upon exercise of Options held by them and which Options are exercisable within 60 days of the date of this amendment. Other terms and conditions of the Options held by each of Richard G. Marcus and Roger S. Marcus are set forth in two forms of stock option agreements between the Company and each of Richard G. Marcus and Roger S. Marcus, one filed as Exhibit C to Amendment No. 1 to the Statement and incorporated by reference therein and the other filed as Exhibit B to Amendment No. 2 to the Statement and incorporated by reference herein. Other terms and conditions of the Options held by William M. Marcus are set forth in a form of stock option agreement between the Company and William M. Marcus and is filed as Exhibit B to Amendment No. 2 to the Statement and incorporated by reference herein.

      Since the Filing Persons may be deemed to indirectly beneficially own shares of Class A Stock directly beneficially owned by American Biltrite, as of December 21, 2000, Natalie S. Marcus and Cynthia S. Marcus each beneficially own 4,546,705 shares of Class A Stock, representing 56.5% of the total number of shares of Class A Stock outstanding as of such date (such 4,546,705 shares of Class A Stock being deemed to be outstanding for the purpose of computing such percentage, as required by Rule 13d-3 under the Exchange Act), and as a result of the additional shares of Class A Stock beneficially owned by each of Richard G. Marcus, Roger S. Marcus and William M. Marcus on account of the Options described above, each of Richard G. Marcus and Rogers S. Marcus beneficially own 4,716,705 shares of Class A Stock, representing 57.4% of the total number of shares of Class A Stock outstanding as of such date (such 4,716,705 shares of Class A Stock being deemed to be outstanding for the purpose of computing such percentage, as required by Rule 13d-3 under the Exchange Act), and William
M. Marcus beneficially owns 4,547,705 shares of Class A Stock, representing 56.5% of the total number of shares of Class A Stock outstanding as of such date (such 4,547,705 shares of Class A Stock being deemed to be outstanding for the purpose of computing such percentage, as required by Rule 13d-3 under the Exchange Act).

      Collectively, as of December 21, 2000, American Biltrite and the Filing Persons beneficially owned 4,887,705 shares of Class A Stock, representing approximately 58.3% of the total number of shares of Class A Stock outstanding as of such date (such 4,887,705 shares of Class A Stock being deemed to be outstanding for the purpose of computing such percentage, as required by Rule 13d-3 under the Exchange Act).

      As previously reported in the Statement and the Amendment Nos. 1 and 2 thereto, American Biltrite is party to a Stockholders Agreement, dated March 11, 1993, as amended (the "Stockholders Agreement"), with Hillside Capital Incorporated ("Hillside"), the terms of which include a voting agreement. As discussed in the Statement and the Amendment Nos. 1 and 2 thereto, the existence of this voting agreement may cause American Biltrite to beneficially own shares of Class B Stock beneficially owned by Hillside. In the Statement and the Amendment Nos. 1 and 2 thereto, American Biltrite and the Reporting Persons disclaimed beneficial ownership of the shares of Class A Stock beneficially owned by Hillside as a result of the Conversion Feature for purposes of Section 13(d) or 13(g) of the Exchange Act, and for each and every other purpose. The terms of the Stockholders Agreement provide that the voting agreement terminates if Hillside's voting interest in the Company from the shares of Class B Stock owned by it falls below 8%. Based on information made available to American Biltrite and the Filing Persons, as of December 21, 2000, Hillside beneficially owned 213,340 shares of Class B Stock, representing an approximate 3.3% voting interest in the Company. The reduction of the number of shares of Class A Stock beneficially owned by Hillside was effected by sales of Class B shares previously beneficially owned by Hillside. Accordingly, the voting agreement under the Stockholders Agreement has terminated. Therefore, American Biltrite and Hillside may no longer be deemed to be members of a group on account of such voting agreement. Consistent with this, American Biltrite and the Filing Persons have not included shares of Class B Stock owned by Hillside in American Biltrite's beneficial ownership interest of Class A Stock reported herein.

      (b) In the event of a conversion of any portion of the shares of Class B Stock owned of record by American Biltrite into shares of Class A Stock (the "Conversion"), (i) American Biltrite would have the power to vote or direct the vote and to dispose or direct the disposition of each of the shares of Class A Stock held of record by American Biltrite as a result of the Conversion and any other shares of Class A Stock it owned directly and (ii) the Filing Persons, as a result of their combined interest in American Biltrite Common Stock described in paragraph (a) above, collectively may be deemed to have the power to vote or direct the vote and to dispose or direct the disposition of each of the shares of Class A Stock held of record by American Biltrite as a result of the Conversion and any other shares of Class A Stock owned directly by American Biltrite.

      In the event of an exercise of all or a portion of the Options, Richard G. Marcus, Roger S. Marcus or William M. Marcus, as the case may be, would have the power to vote or direct the vote and dispose or direct the disposition of each of the shares of Class A Stock purchased by him upon exercise of his Options.

      (c) On December 19, 2000, American Biltrite purchased 107,000 shares of Class A Stock as described in Item 3 above. Neither American Biltrite nor any of the Filing Persons has effected any other transaction in the shares of Class A Stock during the past 60 days.

      (d) As a result of the combined interest of the Filing Persons in American Biltrite Common Stock described in paragraph (a) above, the Filing Persons may be deemed to have the right to receive or direct the receipt of dividends from, or the proceeds from the sale of, the shares of Class A Stock beneficially owned by American Biltrite. In the event of an exercise of all or a portion of the Options, only Richard G. Marcus, Roger S. Marcus or William M. Marcus, as the case may be, would have the right to receive or direct the receipt of dividends from, or the proceeds from the sale of, each of the shares of Class A Stock purchased by him upon exercise of his Options.

      (e) Not applicable.


Item 6.  Contracts, Arrangements, Understandings
         or Relationships with Respect to Securities of the Issuer.

      Reference is made to information regarding the Stockholders Agreement described in Item 3 of the Statement as originally filed with the Commission, which information is incorporated by reference herein.

      In connection with the filing of the Statement, American Biltrite and the Filing Persons entered into a Joint Filing Agreement, which agreement was attached as Exhibit E to the Statement as initially filed with the Commission and is incorporated by reference herein.

      The Filing Persons have in the past taken, and may in the future take, actions which direct or cause the direction of the management of American Biltrite and their voting of shares of American Biltrite Common Stock in a manner consistent with each other. Accordingly, the Filing Persons may be deemed to be acting together for the purpose of acquiring, holding, voting or disposing of shares of American Biltrite Common Stock, within the meanings of Section 13(d)(3) of the Exchange Act and Rule 13d-5 thereunder. However, the Filing Persons have no express agreement to act together for the purpose of acquiring, holding, voting or disposing of such shares. The foregoing description of the relationship among the Filing Persons with respect to shares of American Biltrite Common Stock is qualified in its entirety by reference to the joint statement on Schedule 13D filed by the Filing Persons with the Commission with respect to their beneficial ownership of American Biltrite Common Stock, including all amendments thereto, and incorporated by reference herein. The information set forth in subparagraph (a) of Item 5 above also is incorporated by reference herein. Other than agreements for Options granted by the Company for the purchase of shares of Class A Stock, the Filing Persons have no contract, arrangement, understanding or relationship with respect to the shares of Class A Stock or Class B Stock.

      Except as set forth or incorporated by reference in the Statement, as amended, and as the same may be amended from time to time, neither American Biltrite nor the Filing Persons have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Company, including but not limited to the transfer or voting of any of the shares of Class A Stock or Class B Stock, finders fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.


Item 7.  Material to be filed as Exhibits.

      None



                                 SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated:  December 28, 2000


AMERICAN BILTRITE INC.


By /s/ Richard G. Marcus*
  ----------------------------
  Richard G. Marcus
  President


 /s/ Natalie S. Marcus*
-------------------------------
     Natalie S. Marcus


 /s/ Richard G. Marcus*
--------------------------------
     Richard G. Marcus


 /s/ Roger S. Marcus*
-------------------------------
     Roger S. Marcus


 /s/ William M. Marcus
------------------------------
     William M. Marcus


 /s/ Cynthia S. Marcus*
-------------------------------
     Cynthia S. Marcus


 /s/ William M. Marcus
-------------------------------
     William M. Marcus
     Attorney-in-fact


--------------------

* Signed by William M. Marcus pursuant to a power of attorney dated February 16, 1995, a copy of which was attached as Exhibit E to the Statement as originally filed with the Commission and is incorporated by reference herein.